Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

House Committee on Energy and Commerce

March 2, 2005 Hearing

SUMMARY OF SBC WRITTEN SUBMISSION

•                  The communications industry is in the midst of unprecedented and dramatic change.  This period of transformation is enabled in large part by revolutionary new technologies and services that displace traditional telecommunications services.

•                  The hallmark of this new paradigm is the existence of providers utilizing new technology to move beyond their traditional markets to compete head-on with wireline network providers.  Cable television operators are expected to offer telephony – either VoIP or circuit-switched – to two-thirds of American homes by 2005; wireless carriers have overtaken wireline carriers in terms of total “lines” served; and new broadband and IP service providers present an entirely new form of competition for the full range of voice, data and video products.

•                  The SBC-AT&T merger is a bold and logical response to this industry evolution.  The combined SBC-AT&T will be a flagship American communications company for the 21st century.  It will provide business and residential customers alike with the most complete set of services over the most robust national and international networks employing the most advanced technology.

•                  Moreover, this merger will not diminish, but will in fact enhance, the level of competition and innovation in the communications industry.  This union brings together complementary, not duplicative, strengths and product sets focused on sales to different groups of customers.  Thus, there will be no loss of a competitor, but rather a more stable, robust and innovative company, better able to compete in the new environment.

•                  We encourage policymakers to rethink the regulatory structure for the industry.  It is critical that now-meaningless regulatory distinctions between services and between service providers be cast aside, and that the rules treat new technologies with the lightest possible regulatory touch.  By allowing competitive forces, not regulators, to govern the market, the full pent-up potential of the industry can be realized.

NOTE:  In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

Merger of

SBC Communications Inc.

and

AT&T Corp.

Description of the Transaction, Public Interest Showing,

and Related Demonstrations

[Excerpt]

Filed with the Federal Communications Commission

February 21, 2005

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular Wireless LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or

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enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

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EXECUTIVE SUMMARY

For more than a century, the telecommunications networks and services in this country were the envy of the world.  We had the fastest, cheapest, most advanced technology and an infrastructure that reached into just about every home and business in the nation.  No other country could boast comparable levels of service and technology.

As a result, our telecom industry has long been a critical engine for domestic economic growth.  The telecom sector standing alone accounts for nearly three percent of the U.S. GDP – more than any other high-tech industry.  The existing infrastructure reflects literally trillions of dollars in capital investment.  At its peak in the year 2000, the sector as a whole was investing about $110 billion per year, and thus accounted for about 10 percent of all annual capital spending in the United States.  Through its impact on productivity, moreover, the telecom sector’s capital investment boosts economic output across the board.  The Bureau of Economic Analysis estimates that each dollar invested in U.S. telecom infrastructure results in nearly three dollars of economic output.  That multiplier is likely to get larger as ubiquitous, low-cost broadband service becomes more widely available.

The telecom sector has had a commensurately large impact on employment.  In the year 2000, it employed almost 1.2 million workers.  Employment in the telecom sector as a whole grew more than twice as fast as the national average between 1998 and 2000, and, by the year 2000, the telecom sector was paying nearly twice the average U.S. salary.

As we all know, that situation has changed dramatically.  We are currently in a period of “creative destruction” that is transforming the industry.  New technologies have advanced at a rapid pace to compete with and displace traditional telecommunications services.

Cable television operators are expected to offer telephony – either VoIP or circuit-switched – to two-thirds of American homes by the end of 2005.  At the same time, wireline traffic is increasingly moving to wireless networks, as the already ubiquitous wireless carriers overtake wireline carriers in terms of total “lines” served.  And the proliferation of broadband networks – while offering a host of new, IP-based services to consumers – likewise is draining traffic off wireline networks at an astonishing clip.

These competitive developments – though of obvious benefit to consumers – pose a direct threat to the nation’s traditional wireline infrastructure.  Over the long term, technological transformations cannot be sustained and expanded without extraordinary further investments of capital.  Yet just the opposite is happening today.  Since 2000, telecommunications service providers, and the equipment manufacturers that supply them, have lost over 700,000 jobs and over $2 trillion in market capitalization, while annual investment declined by more than $70 billion, and the United States fell to 11th in the world in deployment of advanced broadband networks.  The capital markets have recognized the increased business risks inherent in traditional telecommunications firms – resulting in constrained access to capital and increasing costs.

This is the environment in which SBC and AT&T find themselves today.  Both have endured dramatic declines in market capital, revenues, and jobs.  Yet both have significant strengths and resources that are critical to the future of U.S. telecommunications.

The 1984 divestiture of the Bell System and the ensuing 20 years of regulation have segregated the telecommunications industry along artificial local and long distance faults.  Companies on both sides of the divide were long precluded from taking advantage of the enormous efficiencies associated with operating an end-to-end network.  But the broadband future of our country critically depends on the ability of companies to assemble these separate networks.  The maximum potential of broadband can only be achieved where broadband capabilities are implemented at all levels of the network.

That is why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks.  The existence of separate local and long distance companies no longer benefits consumers.  But neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network.  Their union will allow beneficial vertical integration without diminishing vigorous horizontal competition.  The merger of these two legacy carriers is the most logical and natural outcome to ensure a strong and vibrant industry.

SBC and AT&T have complementary strengths and product sets, and have focused on sales to different groups of customers.  SBC is a financially strong provider of voice, data, broadband, and related services to consumers, businesses – especially small and mid-sized businesses – and wholesale customers, primarily on a local and regional basis in its 13-state region.  SBC holds a 60% ownership interest in the largest U.S. wireless company, Cingular Wireless, and is one of the leading providers of residential broadband DSL services.  At present, SBC is making a $4 billion investment to implement its initial roll-out of next-generation video and other IP-based voice and data services to 18 million households within three years.

AT&T has a different focus.  It provides a broad array of voice, data, and IP-based services to customers on its global and national IP-based networks.  It has a presence in more than 50 countries, allowing it to compete for the business of the largest global enterprises.  AT&T has been a leader in the development of innovative products through its AT&T Labs.

The combined SBC and AT&T will be a stronger and more enduring U.S.-based global competitor than either company could be alone, capable of delivering the advanced network technologies necessary to offer integrated, innovative high quality and competitively priced telecommunications services to meet the national and global needs of all classes of customers worldwide.  The combined company will have the resources, expertise, and incentive to adapt the sophisticated products that AT&T has developed for its enterprise customers to the needs of small and medium businesses and consumers, and the marketing expertise and infrastructure to reach those customers.  The merger will ensure that AT&T, on which the government heavily depends for national security and other needs, remains a strong American company.

Indeed, the merger will produce a flagship U.S. carrier that will offer the most efficient, highest quality capabilities to government, business, and residential customers nationwide.  Combining the two companies’ core strengths will result in more investment in, and faster deployment, of innovative new technologies and services, and those services will benefit all customers, not just those now served by the legacy companies.

As described above and as demonstrated further in this application, the merger will produce numerous tangible public interest benefits, and it will enhance, not harm, competition in any sector.  In the mass market, AT&T’s independent, irreversible decision to stop pursuing such customers for either local or long distance wireline telephony means that it is no longer a substantial competitor in that market, and the elimination of AT&T as an independent corporate entity could not harm mass market competition.  Moreover, even before AT&T’s decision, the Commission had already concluded in the section 271 process that all local markets in SBC’s states are open to competition.  Far from harming competition, the merger will enhance competition outside of SBC’s region and will certainly not reduce such competition within that region.  The enterprise segment is exceptionally competitive.  Suppliers include interexchange carriers, systems integrators, equipment vendors and value-added service providers, other network providers, foreign carriers, CLECs, cable operators, and other ILECs.  Moreover, because enterprise customers are highly sophisticated, have widely heterogeneous needs, and rely on complicated and detailed bidding procedures, providers cannot successfully engage in anticompetitive conduct.  Finally, as explained in the application, the merger raises no concern about diminished competition in the markets for Internet backbone, wireless, or international services.

*     *     *

For all of these reasons, this merger will decisively advance the public interest, it will not harm competition, and the transfer applications should be approved expeditiously.